UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July 2026

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL

(Exact name of registrant as specified in its charter)

National Steel Company

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima 3400, 20th Floor
São Paulo, SP, Brazil
04538-132

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Announcement of Private Exchange Offer for Any and All of CSN Inova Ventures’ Outstanding 6.750% Senior Notes due 2028 and Consent Solicitation

São Paulo, July 30, 2026 – Companhia Siderúrgica Nacional (“CSN”) (NYSE: SID) announced today that its subsidiary, CSN Inova Ventures (formerly CSN Islands XI Corp.) (the “Issuer”), an exempted company incorporated under the laws of the Cayman Islands and a direct wholly-owned subsidiary of CSN, has commenced an offer to exchange (the “Exchange Offer”) any and all of its outstanding 6.750% Senior Notes due 2028 (the “2028 Notes”) held by Eligible Holders, as defined below, for the Issuer’s 11.000% Senior Notes due 2030 (the “New Notes”) and cash. The 2028 Notes are fully, unconditionally and irrevocably guaranteed by CSN.

The New Notes are subject to an interest rate decrease by 50 basis points to 10.500% per annum if (i) the aggregate principal amount of the New Notes is reduced by at least US$200 million and (ii) such reduction occurs and is given effect by DTC at any time prior to February 12, 2028 (the “Step Down Deadline”). The Issuer may redeem the New Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of New Notes plus accrued and unpaid interest to, but excluding, the redemption date.

The following table sets forth the material pricing terms of the Exchange Offer and Consent Solicitation (as defined below):

Exchange Consideration per US$1,000 Principal Amount of 2028 Notes Tendered On or Prior to the Expiration Time (1) (2)
Notes to be Exchanged	CUSIP/ISINs Nos.	Outstanding Principal Amount	Principal Amount of New Notes per US$1,000	Cash Consideration per US$1,000
6.750% Senior Notes due 2028	Rule 144A: 12642KAB0 / US12642KAB08 Regulation S: G2583X AB7 / USG2583XAB76	US$1,300,000,000	US$746.15	US$253.85

___________________________________

(1)	For each US$1,000 principal amount of 2028 Notes validly tendered (and not validly withdrawn) at or prior to the Expiration Time (as defined below) and accepted for exchange, Eligible Holders (as defined below) will be eligible to receive the Exchange Consideration (as defined below) consisting of (i) US$253.85 in cash (the “Cash Consideration”) plus (ii) US$746.15 in aggregate principal amount of New Notes (the consideration under (i) and (ii) collectively, the “Exchange Consideration”).
(2)	The Exchange Consideration set forth in the table above assumes that all outstanding 2028 Notes are validly tendered (and not validly withdrawn) at or prior to the Expiration Time and that such 2028 Notes are accepted for exchange.

In connection with the Exchange Offer, the Issuer is soliciting (the “Consent Solicitation” and, together with the Exchange Offer, the “Exchange Offer and Consent Solicitation”) consents (the “Consents”) to the adoption of certain amendments (the “Proposed Amendments”) to the indenture governing the 2028 Notes. Eligible Holders who tender their 2028 Notes pursuant to the Exchange Offer must also deliver Consents to the Proposed Amendments. Eligible Holders may not deliver Consents to the Proposed Amendments without also validly tendering their 2028 Notes.

The Exchange Offer and Consent Solicitation is being made solely to Eligible Holders upon the terms and subject to the conditions set forth in the exchange offering memorandum (the “Offering Memorandum”). The Exchange Offer and Consent Solicitation is being made only (a) in the United States, to holders of 2028 Notes who are reasonably believed to be “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)), and (b) outside the United States, to holders of 2028 Notes who are not “U.S. persons” (as defined in Regulation S under the Securities Act) in offshore transactions in reliance on Regulation S. We refer to the holders of 2028 Notes who have certified that they are eligible to participate in the Exchange Offer and Consent Solicitation pursuant to at least one of the foregoing conditions as “Eligible Holders.”

The Exchange Offer and Consent Solicitation is scheduled to expire at 5:00 p.m., New York City time, on August 10, 2026, unless extended or earlier terminated as described in this press release (such time, as may be extended, the “Expiration Time”). Holders of 2028 Notes who validly tender (and do not validly withdraw) their 2028 Notes at or prior to the Expiration Time will be eligible to receive the Exchange Consideration set forth in the table above for each US$1,000 principal amount of 2028 Notes validly tendered and accepted for exchange, plus Accrued Interest (as defined in the Offering Memorandum). Validly tendered 2028 Notes may be validly withdrawn at any time at or prior to the Withdrawal Deadline (as defined below) but not thereafter.

The Exchange Offer and Consent Solicitation is conditioned upon Eligible Holders validly tendering and not validly withdrawing at least US$910.0 million aggregate principal amount of 2028 Notes (representing 70% of outstanding 2028 Notes) (the “Minimum Participation Condition”). The Issuer expressly reserves the right, in its sole discretion, to amend, extend or terminate the Exchange Offer and Consent Solicitation, including the Minimum Participation Condition, subject to disclosure and other requirements under applicable law, including if any of the conditions set forth in the Offering Memorandum are not satisfied. If the Exchange Offer and Consent Solicitation is terminated at any time, 2028 Notes tendered will be promptly returned to the tendering holders without compensation or cost to such holders and will remain outstanding.

The Withdrawal Deadline is 5:00 p.m., New York City time, on August 10, 2026 (the “Withdrawal Deadline”), which is the Expiration Time, unless extended with respect to the Exchange Offer and Consent Solicitation by the Issuer in its sole discretion. Withdrawal rights are exercisable at least until the earlier of (x) the Expiration Time and (y) if the Exchange Offer and Consent Solicitation is extended, the tenth business day after commencement of the Exchange Offer and Consent Solicitation. Assuming the period of the Exchange Offer and Consent Solicitation is not extended, settlement of the Exchange Offer and Consent Solicitation is expected to occur on August 12, 2026, which is the second business day following the Expiration Time (the “Settlement Date”).

The complete terms and conditions of the Exchange Offer and Consent Solicitation are described in the Offering Memorandum, copies of which may be obtained from D.F. King & Co., Inc., the information and exchange agent (the “Information and Exchange Agent”) for the Exchange Offer and Consent Solicitation, at www.dfking.com/csn, by telephone at +1 (800) 515-4507 (U.S. toll free) or +1 (646) 582-2970 (collect), in writing to 28 Liberty Street, 53rd Floor, New York, NY 10005, or by email to csn@dfking.com.

The Issuer has engaged Banco Bradesco BBI S.A., BNP Paribas Securities Corp., Citigroup Global Markets Inc, Credit Agricole Securities (USA) Inc., HSBC Securities (USA) Inc., Morgan Stanley& Co. LLC, UBS Investment Bank and XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. to act as the dealer managers (the “Dealer Managers”) in connection with the Exchange Offer and Consent Solicitation. Questions regarding the terms of the Exchange Offer and Consent Solicitation may be directed to, Banco Bradesco BBI S.A. at Av Presidente Juscelino Kubitschek, n.º 1309, 5th floor, São Paulo, SP, 04543-011, Brazil, BNP Paribas Securities Corp. at 787 Seventh Avenue, New York, New York 10019, by telephone at +1 (212) 841-3059 (collect), +1 (888) 210-4358 (toll free), Citigroup Global Markets Inc. at 388 Greenwich Street, 4th floor New York, New York 10013, by telephone at +1 (212) 723-6106, Credit Agricole Securities (USA) Inc. at 1301 Avenue of the Americas, 8th Floor, New York, New York 10019, by telephone at +1 (212) 261-7802 (collect), +1 (866) 807-6030 (toll free), HSBC Securities (USA) Inc. at 66 Hudson Boulevard, New York, NY 10001, by telephone at +1 (212) 525-5552 (collect), +1 (888) HSBC-4LM (toll free) Morgan Stanley & Co. LLC at 1585 Broadway, Floor 6, New York, NY 10036, by telephone at +1 (212) 761-1057 (collect) or +1 (800) 624-1808 (toll free), UBS Investment Bank at 11 Madison Avenue, New York, New York 10010, by telephone at +1 (212) 882-5721 (collect) or +1 (833) 690-0971 and XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. at Av. Presidente Juscelino Kubitschek, 1909 – Torre Sul, 30º andar, CEP 04543-010, São Paulo – São Paulo, Brazil. The eligibility certificate is available electronically at: www.dfking.com/csn and is also available by contacting the Information and Exchange Agent.

Disclaimer

None of CSN, the Issuer, the Information and Exchange Agent, the Dealer Managers or the trustee for the 2028 Notes, or any of their respective affiliates, is making any recommendation as to whether holders should tender any 2028 Notes in the Exchange Offer and Consent Solicitation or expressing any opinion as to whether the terms of the Exchange Offer and Consent Solicitation are fair to any holder. Holders must make their own decision as to whether to tender any 2028 Notes and, if so, the principal amount of 2028 Notes to tender. Please refer to the Offering Memorandum for a description of the offer terms, conditions, disclaimers and other information applicable to the Exchange Offer and Consent Solicitation.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Exchange Offer and Consent Solicitation is being made and the New Notes are being offered and issued only to “qualified institutional buyers” and holders that are not “U.S. persons” as such terms are defined under the Securities Act. The New Notes have not been registered under the Securities Act or under any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act, and, accordingly, are subject to significant restrictions on transfer and resale as more fully described in the Offering Memorandum. The Exchange Offer and Consent Solicitation is not being made to holders of 2028 Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including those related to the Exchange Offer and Consent Solicitation. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. CSN does not undertake any obligation to publicly correct or update any forward-looking statement if CSN later becomes aware that such statement is not likely to be achieved.

COMPANHIA SIDERÚRGICA NACIONAL

Antonio Marco Campos Rabello

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 30, 2026	Companhia Siderúrgica Nacional
	By:	/s/ Benjamin Steinbruch Benjamin Steinbruch
	Title:	Chief Executive Officer

	By:	/s/ Antonio Marco Campos Rabello Antonio Marco Campos Rabello
	Title:	Chief Financial and Investor Relations Officer